FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of  October 2003

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

October 28, 2003

NOTICE

At the Special Meeting of Shareholders of Teva Pharmaceutical Industries Ltd., which took place on October 27, 2003, the following resolutions were adopted by a simple majority of those in attendance:

1.        To appoint Prof. Gabriela Shalev as a Statutory Independent Director for a three-year term, replacing Mr. Ori Slonim whose term ends on October 17, 2003.

2.        To approve an increase in the remuneration of the directors of the Company (other than the Chairman). Such annual remuneration is to be set at NIS 100,000 (approximately $22,700), with an additional NIS 3,000 (approximately $680) per meeting. Directors who are also committee Chairpersons shall receive annual remuneration of NIS 125,000 (approximately $28,375). Such remuneration shall be adjusted in accordance with changes in the Israeli Consumer Price Index.

TEVA PHARMACEUTICAL INDUSTRIES LTD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: October  28, 2003